Exhibit 9.2

I(3) Contacts:                                       Media Contacts:
Carl W. Seidel, President and CEO or               Douglas MacDougall or
Dr. Ira Lon Morgan, Chairman                       Kari Lampka
International Isotopes Inc                         Feinstein Kean Partners Inc.
(940) 484-9492                                            (617) 577-8110
www.radio-isotopes.com                             www.fkpi.com
www.nuclear-medicine.com

For Immediate Release:

           International Isotopes RAISES OVER $10 MILLION FROM
                                PRIVATE PLACEMENT

         -Principle Investors Include Company Management and Directors-
Denton, TX, December 15, 1998 - International Isotopes Inc (Nasdaq: INIS, BSE:
ITL) (1), a contract manufacturer of finished radiopharmaceuticals, producer of radioisotopes, pharmaceutical grade radiochemicals and medical devices, today announced that the Company has raised gross proceeds in excess of $10,000,000 in a private placement of Common Stock and Warrants. Principle investors included Company management, Directors, several current shareholders and three investment institutions.

"This funding, together with the proceeds of the recent refinancing on our facilities, will be used to complete the final installation and testing of the 70MeV LINAC and 42 MeV Cyclotron," stated Dr. Ira Lon Morgan, Chairman and Treasurer of International Isotopes Inc. "The funds will also finance the production of radioisotopes, radiochemicals, medical devices and the continued expansion of our finished radiopharmaceutical and radiochemistry capabilities."

In the transaction, the Company sold over 50 Units at a price of $200,000 per Unit. Each Unit consisted of 16,000 shares of Common Stock and 16,000 three-year Warrants. Each Warrant entitles the holder the right to purchase one share of Common Stock at $13.75 per share. After this transaction, the Company will have approximately 7,427,000 shares of Common Stock issued and outstanding. The transaction was managed by the Company and Keane Securities Co., Inc.

International Isotopes Inc, headquartered in Denton, Texas, is initiating operations to be the premier supplier of finished radiopharmaceuticals, pharmaceutical grade radiochemicals, radioisotopes and brachytherapy devices used in nuclear medicine for diagnostics and therapeutic treatment of cancer and other diseases. The Company and its internationally recognized management team are also developing products for radiation therapy and medical imaging.

International Isotopes Safe Harbor Statement:
Statements in this press release may constitute forward-looking statements and are subject to numerous risks and uncertainties, including the Company's ability to meet

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time schedules set forth in the prospectus, the development of competitive products by others and other risks detailed from time to time in the Company's filings with the Securities and Exchange Commission. The Company disclaims any obligation to update statements in this press release.